On October 3, 2016 a Joint Special Meeting of the Shareholders of First Trust Dividend and Income Fund ("FAV"), a closed-end management investment company, and First Trust High Income ETF ("FTHI"), an exchange-traded fund organized as a separate series of First Trust Exchange-Traded Fund VI, an open-end management investment company ("First Trust ETF VI", SEC Registration No. 333-182308, Investment Company Act File No. 811-22717), was held (the "Meeting"), which meeting was called by the Board of Trustees of each Fund. The purpose of the meeting was to have the shareholders of FAV and FTHI vote to approve or reject a proposal by the management of both funds that the funds be merged, such specific proposal applicable to each Fund, as described below:

(1) for FAV shareholders, to approve an Agreement and Plan of Merger by and among FAV, First Trust ETF VI, on behalf of FTHI, and Liberty Street Merger Sub, LLC, a Massachusetts limited liability company and a wholly-owned subsidiary of FTHI (the

"Merger Sub"), and the transactions it contemplates, including the merger of FAV with and into the Merger Sub, with shares of FAV being converted into shares of FTHI, and the subsequent liquidation of the Merger Sub (collectively, the "Merger"); and

(2) for FTHI shareholders, to approve the issuance of shares of FTHI in the Merger in accordance with the applicable rules of The Nasdaq Stock Market LLC.

The Board of Trustees of both funds unanimously approved each proposal as being in the best interests of each fund, and unanimously recommended that shareholders of both funds vote FOR the proposal applicable to their fund.

At the Joint Special Meeting on October 3, 2016, there was a quorum for the consideration of these proposals by the shareholders of FAV and FTHI and the shareholders of FAV and FTHI approved the proposals applicable to their fund. For FAV, the number of affirmative votes for the proposal were 4,826,485, and the number of negative votes were 211,712. For FTHI, the number of affirmative votes for the proposal were 115,305, and the number of negative votes were 33,590.